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                                                                 Exhibit (a)(10)

                          [The Geon Company letterhead]

NEWS RELEASE
               O'SULLIVAN SHAREHOLDERS ACCEPT GEON'S TENDER OFFER

         CLEVELAND, Ohio, July 8, 1999 -- The Geon Company (NYSE: GON) announced today that as of the expiration of its tender offer on July 7, 1999, 86.3 percent of the outstanding shares of O'Sullivan Corporation (Amex: OSL) had been tendered for Geon's cash offer of $12.25 per share. In accordance with the terms of the offer, Geon has purchased all of the shares tendered.

         Geon plans to proceed with the acquisition of 100 percent of the outstanding shares by scheduling a special meeting of O'Sullivan's remaining shareholders for the purpose of approving the merger. The remaining shares will be offered $12.25 per share. Geon anticipates completing the acquisition by mid-August.

         On June 2, 1999, Geon announced an agreement to acquire O'Sullivan, a leading producer of engineered polymer films for the automotive and industrial markets. O'Sullivan, which had sales of $163 million in 1998, has developed particular strengths in vinyl film products. The company is recognized in its markets for technology and quality leadership.

         "We are very pleased with the response of O'Sullivan shareholders to our offer," said Thomas A. Waltermire, Geon president and chief executive officer. "We are convinced that this acquisition will establish a new growth platform for Geon, and will be an excellent addition to our network of value-added polymer services businesses."

         Geon announced two weeks ago that the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 expired on June 18, 1999, without a request for additional information from the Federal Trade Commission. The merger agreement has been approved by the boards of directors of both companies.

         The Geon Company is a leading North American-based polymer services and technology company with operations in vinyl compounds, specialty vinyl resins and formulations, and other value-added products and services. Headquartered in Avon Lake, Ohio, The Geon Company and its subsidiaries employ nearly 2,000 people and have 19 manufacturing plants in the United States, Canada, England and Australia, and joint ventures in the United States, Canada, England, Australia and Singapore. Information on the Company's products and services, as well as news releases, EDGAR filings, Form 10-K, 10-Q, etc. is available on the Internet at http://www.geon.com.

Forward-Looking Statement
-------------------------

         This press release contains statements relating to Geon and O'Sullivan and their industry that are not historical facts, but are "forward-looking statements" subject to certain risks and uncertainties. Many important factors could cause actual results to differ materially from those in the forward-looking statements. Many of these important factors are outside the control of Geon and O'Sullivan. Changes in market conditions, including competitive factors, and changes in government regulations could cause actual results to differ materially from the expectations of Geon and O'Sullivan. No assurance can be provided as to any future financial results. Among the potentially negative factors that could cause actual results to differ materially from those in the forward-looking statements are (a) unanticipated costs or difficulties and delays related to completion of the proposed transaction, and (b) inability to complete the proposed transaction.

Media & Investor Contact:  Dennis Cocco
                           The Geon Company
                           Vice President, Corporate & Investor Affairs
                           440-930-1538